

Mail Stop 4631

January 11, 2010

Via U.S. mail and facsimile (503) 671-6444

Donald W. Blair
Chief Financial Officer
NIKE, Inc.
One Bowerman Drive
Beaverton, Oregon 97005-6453

   Re: **NIKE, Inc.**
      Form 10-K for Fiscal Year Ended May 31, 2009
      Definitive Proxy Statement on Schedule 14A filed July 27, 2009
      File No. 001-10635

Dear Mr. Blair:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

   You may contact Chambre Malone, Staff Attorney at (202) 551-3262 or the undersigned at (202) 551-3397 if you have any questions.

          Sincerely,

          Jay Ingram
          Legal Branch Chief